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SEC FILE NUMBER
8-00719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III*

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Natixis Securities Americas LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Otto Lambrianidis	(212)-583-4977	Otto.lambrianidis@Natixis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NATIXIS SECURITIES AMERICAS LLC
TABLE OF CONTENTS

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☒ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

I, Otto Lambrianidis, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting supplemental schedules pertaining to Natixis Securities Americas LLC (the "Company") as of and for the year ended December 31, 2024, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Otto Lambrianidis
Principal Financial Officer

Subscribed to before me on
This 27th day of February 2025

Notary Public

DONOVAN JOSEPH LOCKE
Notary Public, State of New York
No. 01LO6018570
Certificate Filed in New York County
Qualified in Westchester County
Commission Expires January 11, 2027

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Natixis Securities Americas LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Natixis Securities Americas LLC, (the "Company") as of December 31, 2024, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Computation for Determination of PAB Requirements pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2025

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T:

Natixis Securities Americas LLC
Statement of Financial Condition
As of December 31, 2024
(In Thousands of U.S. dollars)

Assets		
Cash	$	62,668
Securities borrowed		12,334,947
Securities received as collateral		4,707,334
Securities purchased under agreements to resell (includes $4,576,961 at fair value)		6,338,185
Securities owned, at fair value		188,546
Due from affiliates		16,096
Due from clearing corporations, brokers, dealers, and others		167,517
Accrued interest receivable		64,859
Other assets		9,773
Total assets	$	23,889,925
Liabilities		
Securities loaned	$	9,490,862
Obligation to return securities received as collateral		4,707,334
Securities sold under agreements to repurchase (includes $6,524,283 at fair value)		6,524,283
Borrowing from affiliate		943,689
Due to affiliates		751,103
Due to clearing corporations, brokers, dealers, and others		41,132
Accrued interest payable		42,241
Deferred taxes, net		1,462
Liabilities subordinated to claims of general creditors		150,000
Other liabilities		1,555
Total liabilities	$	22,653,661
Commitments and contingent liabilities (see Note 11)		
Total member's equity		1,236,264
Total liabilities and member's equity	$	23,889,925

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL

Natixis Securities Americas LLC
Statement of Income
For the Year Ended December 31, 2024
(In Thousands of U.S. dollars)

Revenues		
Interest income	$	1,116,702
Underwriting, placement and other fees		79,658
Principal transactions, net		(934)
Other income		10,944
Total revenues	$	1,206,370
Expenses		
Interest expense	$	1,018,081
Compensation and benefits		24,696
Administrative support		41,356
Commissions and fees		9,202
Professional fees		769
Communications		3,053
Occupancy		611
Other expense		4,181
Total expenses	$	1,101,949
Income before income tax expense		104,421
Income tax expense		23,253
Net Income	$	81,168

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL

Natixis Securities Americas LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024
(In Thousands of U.S. dollars)

	Total Member's Equity
Balance at January 1, 2024	**$ 1,105,096**
Capital Contribution from Parent	50,000
Net Income	81,168
Balance at December 31, 2024	**$ 1,236,264**

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL

Natixis Securities Americas LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2024
(In Thousands of U.S. dollars)

Balance at January 1, 2024	**$ 150,000**
Decreases during the year	-
Increases during the year	-
Balance at December 31, 2024	**$ 150,000**

The accompanying notes are an integral part of these financial statements

Natixis Securities Americas LLC
Statement of Cash Flows
For the Year Ended December 31, 2024
(In Thousands of U.S. dollars)

Cash flows from operating activities		
Net income	$	81,168
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Deferred taxes, net		(941)
Net changes in operating assets and liabilities:		
Securities borrowed		1,065,652
Securities received as collateral		795,795
Securities purchased under agreements to resell		(1,211,324)
Securities owned, at fair value		(16,706)
Due from affiliate		14,270
Due from clearing corporations, brokers, dealers, and others		10,371
Accrued interest receivable		(4,003)
Other assets		(4,079)
Securities loaned		(3,772,237)
Obligation to return securities received as collateral		(795,795)
Securities sold under agreements to repurchase		3,103,009
Securities sold, not yet purchased, at fair value		(4,744)
Due to affiliates		538,881
Due to clearing corporations, brokers, dealers, and others		(29,754)
Accrued interest payable		(7,147)
Other liabilities		(2,728)
Net cash used in operating activities	$	(240,312)
Cash flows from financing activities		
Borrowing from affiliate		208,887
Capitalization by Parent		50,000
Net cash provided by financing activities	$	258,887
Net increase in cash		18,575
Cash, beginning of year		44,093
Cash, end of year	$	62,668
Supplemental disclosure of cash flow information		
Interest paid	$	1,025,228

The accompanying notes are an integral part of these financial statements

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a single member limited liability company organized in Delaware and a wholly owned subsidiary of Natixis North America LLC ("NNA"), its managing member. NNA is a wholly owned subsidiary of Natixis S.A. ("Natixis"), an entity organized in Paris, France. Natixis is a wholly owned subsidiary of Group Banque Populaire and Caisse d'Epargne ("BPCE").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of several types of activities, including principal and agency transactions in debt and equity securities and investment banking transactions through private placement and advisory activities. The Company also engages in securities financing transactions, which are collateralized by U.S. government, agency, equity, and corporate debt securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA").

The Company has identified its Management Committee as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole and the statement of income presents the revenue and expenses for the year ended December 31, 2024 of $81.2 million. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Summary of Significant Accounting Policies

Basis of financial information
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates generally include the fair value of securities owned, and securities sold, not yet purchased, the fair value of certain securities sold under agreements to repurchase and securities purchased under agreements to resell.

Cash
Cash represents deposits with financial institutions which may, at times, exceed Federal deposit insurance limits. As of December 31, 2024, the Company had no restricted cash.

Securities segregated for regulatory purposes

The Company maintains securities in segregated reserve accounts for the exclusive benefit of its customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2024, the Company had $14.6 million in segregated securities included in Securities purchased under agreements to resell within the statement of financial condition.

Securities financing transactions

Securities borrowed and securities loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable, in order to maintain contractual margin protection. Securities borrowed and securities loaned are carried at contract value, plus accrued interest. Interest resulting from these transactions is recorded in interest income and interest expense in the Statement of Income.

Securities received as collateral and obligation to return securities received as collateral

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with Accounting Standards Codification ("ASC") Topic 860, *Transfers and Servicing* issued by the Financial Accounting Standards Board ("FASB"). The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable, in order to maintain contractual margin protection. Interest resulting from these transactions is recorded in interest income and interest expense in the Statement of Income.

Securities sold under agreements to repurchase and securities purchased under agreements to resell

Securities sold under agreements to repurchase and securities purchased under agreements to resell are recorded as collateralized financing transactions. The Company has elected the fair value option (see Note 6) for certain of the securities sold under agreements to repurchase and securities purchased under agreements to resell. The remaining balance is carried at contract value, plus accrued interest. The Company obtains possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by the counterparty returning securities or cash. Interest resulting from these transactions is recorded in interest income and interest expense in the Statement of Income.

Securities owned, at fair value

Securities owned, at fair value consist primarily of collateralized loan obligations, and equity securities carried at fair value, and are recorded on a trade date basis.

Fair value is generally based on quoted market prices, dealer quotations or internally developed models. Gains and losses resulting from these transactions are recorded on the trade date using the First in First out ("FIFO") method and are reported in principal transactions, net in the Statement of Income. Interest

resulting from these transactions are reported in interest income and interest expense in the Statement of Income. Additional information regarding securities owned, at fair value is provided within Note 6.

Fair value of financial instruments

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.

ASC Topic 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date". A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

- *Level 1.* Quoted market prices in active markets for identical assets or liabilities.
- *Level 2.* Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in the market.
- *Level 3.* Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Due from/to affiliates

Due from affiliates represents receivables from affiliated entities and includes margin deposits relating to secured financing and sales remuneration which compensates the Company for services rendered.

Due to affiliates represents deposits relating to dealer, clearing activities, margin deposits and covering secured financing transactions with affiliates.

Due from/to clearing corporations, brokers, dealers, and others

Due from clearing corporations, brokers, dealers and others represents receivables from clearing organizations and includes deposits with clearing organizations, and others of securities operations, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), receivables arising from unsettled regular way trades. As these receivables generally do not give rise to material credit risk due to their short-term maturity, no allowance for credit losses is held against them.

Due to clearing corporations, brokers, dealers and others represents amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), payables arising from unsettled trades, and payables from broker, dealers, and others of securities operations.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA. The Company computes its current and deferred taxes as if it were a separate taxpayer. However, the Company uses the statutory tax rates applicable to the consolidated tax return when computing its current and deferred taxes. Net operating losses ("NOLs") are realized by the Company when NOLs are utilized by the consolidated group. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized by members of the consolidated group regardless of whether such benefits could ultimately be realized on a standalone basis. In addition, the need for a valuation allowance is determined at the NNA level rather than on a standalone basis. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in income tax expense.

Underwriting, placement and other fees
Underwriting revenue represents fees arising from debt and equity underwriting services ("Investment Banking" revenue). Fee revenue related to Investment Banking underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed, and the amount of underwriting revenue has been determined. Generally, this would occur on trade or pricing date when the deal is launched into the primary market. Performance obligations are satisfied at this point in time. The Company has determined that it acts as principal in the majority of these transactions and therefore presents expenses gross within Commissions and fees on the Statement of Income. Investment Banking revenue totaled $39.4 million for the year ended December 31, 2024.

Placement and other fees represent fees related to the structuring and placement of collateralized loan obligations ("Advisory" revenue). Advisory revenue is recognized when the structuring and placement services have been completed, in an amount based on the consideration the Company expects to receive in exchange for performance obligations provided when such amounts are not probable of a significant reversal. Generally, the services are completed on trade or pricing date and there is generally no variable consideration in the transaction price. Performance obligations are satisfied at this point in time. Advisory revenues are recorded net of expenses with revenue of $35.3 million for the year ended December 31, 2024. Other fees of $5 million represents commissions, clearing and agency fees relating to securities financing transactions.

Investment Banking and Advisory revenue receivables are reported in Other assets within the statement of financial condition. There were no contract assets as of December 31, 2024.

Principal transactions, net
Principal transaction gains and losses are recognized on trade date and represent the net realized and unrealized gains and losses on instruments carried at fair value.

Other income
Other income primarily includes sales remuneration, earned by the Company as part of arrangements with its affiliates.

Administrative support
Administrative support consists primarily of costs (including certain compensation costs) incurred and services received related to support functions such as audit, accounting, compliance, operations, human resources, corporate services, information technology, legal and risk management provided by U.S. affiliates under the terms of a Master Service Agreement and by Natixis under the terms of a Service Level Agreement. See Note 8 for additional information on administrative support.

Compensation and benefits
The Company is allocated the costs of affiliated employees, except for support functions defined above who render services on its behalf. These costs are recorded in compensation and benefits and include the salary and costs associated with certain employee benefits and other incentive compensation plans sponsored by NNA or Natixis. The employee cost associated with these plans is accrued over the required vesting period as employee services are rendered.

3. Recently Issued Accounting Standards

Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280). The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses.
The ASU includes a requirement to disclose significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures currently required annually by Topic 280 along with those introduced by the ASU to be reported on an interim basis.

The Company has adopted this ASU for the annual period ending December 31, 2024.

Income Taxes – Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740), which requires more information about income taxes, particularly related to the rate reconciliation and income taxes paid information. Public business entities would be required to disclose additional categories of information regarding the rate reconciliation. The guidance would also require all entities to disclose income taxes paid, net of refunds, disaggregated by federal and state jurisdictions. The ASU effective date for public business entities is for annual periods beginning after December 15, 2024. The Company is in the process of evaluating this ASU and does not expect there to be a material effect on related disclosures.

Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosures
In November 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (Subtopic 220-40), intended to improve the disclosures of expenses by requiring public business entity further disaggregation of relevant expense categories (i..e. employee compensation, depreciation, intangible asset amortization) in a separate note to the financial statements, a qualitative description of the amounts remaining in the relevant expense categories that are not separately disaggregated quantitatively.

The ASU will be effective for annual reporting beginning December 15, 2026 and for interim periods beginning after December 15, 2027. The Company is in the process of evaluating the impact and effect on its financial statements and related disclosures.

4. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

As of December 31, 2024
(in thousands of U.S dollars)

	Gross Amount of Recognized Assets/Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Assets/Liabilities Presented on the Statement of Financial Condition	Gross amounts not offset within the Statement of Financial Conditions (2)		
				Financial instruments Collateral	Cash collateral received/pledged	Net Amounts
Offsetting of financial assets:						
Securities borrowed	$ 12,334,947	$ -	$ 12,334,947	$ (12,293,078)	$ -	$ 41,869
Securities received as collateral	4,707,334	-	4,707,334	(4,707,334)	-	-
Securities purchased under agreements to resell	6,338,185	-	6,338,185	(6,291,622)	(21,850)	24,713
Offsetting of financial liabilities:						
Securities loaned	$ 9,490,862	$ -	$ 9,490,862	$ (9,422,768)	$ -	$ 68,094
Obligation to return securities received as collateral	4,707,334	-	4,707,334	(4,707,334)	-	-
Securities sold under agreements to repurchase	6,524,283	-	6,524,283	(6,501,896)	(43,198)	-

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset within the Statement of Financial Condition have not been met.

5. Collateralized Secured Borrowings

The following table presents information about the contractual maturity of repurchase agreements and securities lending transactions that are accounted for as secured borrowings:

	As of December 31, 2024 (in thousands of U.S dollars)				
	Overnight and Continuous	Up to 30 Days	Greater Than 30 to 90 Days	Greater Than 90 Days	Total
Securities lending transactions:					
Equity securities	S 6,630,573	S 1,274	S 2,371,958	S 487,057	S 9,490,862
Obligation to return securities received as collateral:					
U.S. Treasury securities	-	-	-	-	-
Equity securities	197,180	103,167	496,832	3,909,144	4,706,323
Exchange Traded Funds	-	-	-	1,011	1,011
Repurchase agreements transactions:					
U.S. Treasury and Agency securities	-	3,010,896	360,000	-	3,370,896
Corporate Debts	-	655,000	749,649	1,239,524	2,644,173
Other	-	-	-	509,214	509,214

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in the active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the observability of valuation inputs may result in a transfer between levels for certain financial assets or liabilities.

Measurement on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Fair Value Measurements on a Recurring Basis as of December 31, 2024 (in thousands of U.S. dollars)			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities received as collateral	$ -	$ 4,707,334	$ -	$ 4,707,334
Securities purchased under agreements to resell	-	4,576,961	-	4,576,961
Securities owned, at fair value:				
Equity securities	-	-	23,092	23,092
Collateralized loan obligations	-	165,454	-	165,454
Total Securities owned, at fair value	$ -	$ 165,454	$ 23,092	$ 188,546
Liabilities:				
Obligation to return securities received as collateral	$ -	$ 4,707,334	$ -	$ 4,707,334
Securities sold under agreements to repurchase	-	6,524,283	-	6,524,283

- The fair value for securities purchased under agreements to resell and securities sold under agreements to repurchase classified as Level 2 is determined using a discounted cash flow technique, estimated based on the term of contracts.
- The fair value of equity securities classified as Level 3, represents equity investments held by the Company that are not traded in the public market. Fair value is based on an assessment of each underlying investment, based on internal and/or third-party valuation models, which utilize discounted cash flow analyses and market-based information, including comparable companies' transactions, among other factors. The significant unobservable inputs which are primarily driving the Level 3 classification includes a P/E ratio of 20.9 and a liquidity discount of 57.6%.
- The fair value of collateralized loan obligations classified as Level 2, is determined by an internal valuation process which compares the carrying price to the price received from a third-party market price quotation or dealer quote.
- The fair value of securities received as collateral and obligation to return securities received as collateral classified as Level 2, is determined based on a price received from a third-party market price quotation.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2024:

as of December 31, 2024 (in thousands of U.S. dollars)	December 31, 2023	Net realized/ unrealized gains included in principal transactions	Purchase/ Sales	December 31, 2024
Assets:				
Securities owned, at fair value:				
Equity securities	25,994	(2,902)	-	23,092
Total	$ 25,994	$ (2,902)	$ -	$ 23,092

There were no transfers in/out of Level 3 during the year ended December 31, 2024.

Measurement Not on a Recurring Basis

The following table represents the carrying value and fair value of financial instruments that are not carried at fair value within the statement of financial condition. The carrying value of these predominately collateralized financial instruments approximates fair value due to their short-term nature and generally negligible credit risk. The table excludes the values of non-financial assets and liabilities. The company uses a standard discounted cash flow method to compute the fair value of the long-term subordinated note.

Fair Value Measurements Not on a Recurring Basis as of December 31, 2024 (in thousands of U.S. dollars)	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Securities borrowed	$ 12,334,947	$ -	$12,334,947	$ -	$ 12,334,947
Securities purchased under agreements to resell	1,761,224	-	1,761,224	-	1,761,224
Due from affiliates	16,096	-	16,096	-	16,096
Due from clearing corporations, brokers, dealers, and others	167,517	-	167,517	-	167,517
Liabilities:					
Securities loaned	$ 9,490,862	$ -	$ 9,490,862	$ -	$ 9,490,862
Borrowing from affiliates, net	943,689	-	943,689	-	943,689
Due to affiliates	751,103	-	751,103	-	751,103
Due to clearing corporations, brokers, dealers, and others	41,132	-	41,132	-	41,132
Liabilities subordinated to claims of general creditors	150,000	-	155,162	-	155,162

7. Due from/to clearing corporations, brokers, dealers, and others

As of December 31, 2024, amounts due from/to clearing corporations, brokers, dealers, and others consist of the following:

	(In thousands of U.S. dollars)	
	Receivable	Payable
Deposits with clearing corporations and others	$ 130,210	$ 17,643
Securities failed to deliver/receive	2,007	4,986
Unsettled trades	35,300	18,503
	$ 167,517	$ 41,132

8. Related Party Transactions

The Company entered into securities borrowed transactions with Natixis for $8.1 billion and securities loaned transactions with Natixis London Branch for $5.4 billion. During the year ended December 31, 2024, the Company recorded $521.2 million of interest income and $374.6 million of interest expense on its securities borrowed and securities loaned with affiliates. The Company entered into securities purchased under agreements to resell of $1.7 billion and $1.8 billion with Natixis and Natixis New York Branch ("NYB"), respectively. The Company entered into securities sold under agreements to repurchase of $1.8 billion and $2.4 billion with Natixis and the NYB, respectively. During the year ended December 31, 2024, the Company recorded interest income of $81.1 million with Natixis, and $74.8 million with the NYB on its securities purchased under agreements to resell and recorded interest expense of $111.4 million with Natixis and $62 million with the NYB on securities sold under agreements to repurchase.

Effective June 1, 2020, the Company entered into a revolving commitment of $350 million with Natixis that matured on January 31, 2025. The facility agreement allows a one-year extension of the Scheduled Maturity Date; any draws by the Company will qualify for regulatory capital. The Company shall pay a facility fee to Natixis on the non-utilized amount equal to 0.09% per annum and drawdowns will bear interest at rates to be agreed upon by NSA and Natixis at the time of any advance. During the year ended December 31, 2024, the Company recorded a facility fee of $0.3 million on the non-utilized amount. There were no drawdowns in 2024.

Effective March 5, 2020, the Company and Natixis entered into a loan agreement whereby Natixis provided an uncommitted, unsecured line of credit for $300 million, later amended to $2.5 billion, that matures on January 30, 2026. The Company shall bear interest at a rate specified on the related confirmation, calculated based on the principal amount of such loan outstanding at the end of each day. During the year ended December 31, 2024, the Company recorded $37.7 million of interest expense in relation to the facility. As of December 31, 2024, the Company had $944 million outstanding on the Natixis facility.

As of December 31, 2024, the Company had $10.1 million recorded in both due from affiliates and other income,, in relation to sales services with NYB, and $2 million in other income in relation to sales services and broker activities with Natixis during the year ended December 31, 2024.

As of December 31, 2024, the Company had an outstanding subordinated loan from NNA, of $150 million which matured December 31, 2024. The loan was renewed and approved by FINRA to a maturity of December 31, 2029, at an interest rate of 3-month SOFR plus 198 basis points. During the year ended December 31, 2024, the Company incurred interest expense of $14.6 million on the subordinated loans.

Effective June 30, 2017, the Company entered into a revolving loan agreement of $500 million with Natixis Funding Corporation ("NFC") which automatically renews annually on July 1 and incurs an unused commitment fee at an interest rate of 0.25%. During the year ended December 31, 2024, the Company incurred interest expense of $1.3 million in relation to the loan agreement. As of December 31, 2024, the Company had no balance outstanding with NFC.

On June 27, 2024, the Company received a $50 million capital contribution from NNA.

The Company and Natixis entered into a guarantee agreement whereby all the Company's payment obligations arising from its equity financing, securities lending, and capital markets activities are fully guaranteed by Natixis at a fee of 20 basis points of risk weighted assets per annum. During the year ended December 31, 2024, the Company recorded $1.4 million commission fees in relation to the guarantee.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2024:

(In Thousands of US dollars)

Assets		
Securities borrowed	$	8,143,489
Securities purchased under agreements to resell		3,546,236
Due from affiliates		16,096
Accrued interest receivable		28,334
Total assets	$	11,734,155
Liabilities		
Securities loaned	$	5,408,951
Securities sold under agreements to repurchase		4,179,972
Borrowing from affiliates		943,689
Due to affiliates		751,103
Accrued interest payable		18,653
Liabilities subordinated to claims of general creditors		150,000
Total liabilities	$	11,452,368

The Company is charged by its U.S. affiliates, for various support services including credit support, human resources, management, accounting, operations, information systems, occupancy, professional fees, compensation, and other support services.
The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2024:

(In Thousands of U.S. dollars)

Revenues		
Interest income	$	676,116
Underwriting, placement and other fees		4,939
Principal transactions, net		208
Other income		12,101
Total revenues	$	693,364
Expenses		
Interest expense	$	563,798
Compensation and benefits		24,696
Administrative support		41,356
Commissions and fees		1,750
Professional fees		769
Communications		3,053
Occupancy		611
Other expense		1,539
Total expenses	$	637,572

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2024, the Company had net capital of $1.1 billion, which exceeded the amount required by $1.1 billion.

As of December 31, 2024, the Company did not have a reserve requirement pursuant to Rule 15c3-3. The company had a reserve account balance of $14.6 million, as noted within Supplemental Schedule j.

The subordinated loan, as disclosed in Note 8, has been approved by FINRA and qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

10. Income Taxes

The components of the income tax provision for the year ended December 31, 2024 are as follows (in thousands of U.S. dollars):

	Current	Deferred	Total
Federal	$ 21,635	$ (750)	$ 20,885
State and local	2,559	(191)	2,368
Total	$ 24,194	$ (941)	$ 23,253

As of December 31, 2024, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets	
Accrued expenses	$ 3,484
Gross deferred tax assets	3,484
Deferred tax liabilities	
Securities owned	(4,946)
Deferred taxes, net	**$ (1,462)**

The Company has recorded a payable to NNA of $2.6 million related to current taxes which is included in due to affiliates in the accompanying Statement of Financial Condition.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NNA consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to recognize the temporary differences when these items become deductible for tax purposes.

The difference between the federal statutory income tax rate of 21% and the income taxes provided mainly relates to state and local income taxes and true-up of prior year taxes.

As of December 31, 2024, the Company had no accrued interest or penalties related to unrecognized tax benefits in the Statement of Income or the Statement of Financial Condition.

The Company's income tax returns are subject to examination by various governmental taxing authorities for all open years as prescribed by applicable statute. As of December 31, 2024, the tax returns for the years ended December 31, 2021 and after remain subject to potential examination by the Internal Revenue Service and New York State, and the tax returns for the years ended December 31, 2015 and after remain subject to potential examination by New York City, constituting the major taxing jurisdictions.

Prior to an internal reorganization of Natixis' combined U.S. operations effective June 29, 2018, the Company's results were included in the results of Natixis U.S. Holdings Inc. ("NUSHI"), an indirect

wholly-owned subsidiary of Natixis. The Company is currently under examination as part of the NUSHI group tax returns for 2015 through 2018 by New York City.

The Company does not have any unrecognized tax benefits and does not expect the balance to change significantly during the twelve months subsequent to December 31, 2024.

11. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material impact on its financial statements as of December 31, 2024.

The Company is a member of various clearing organizations that trade and clear securities or options contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in these financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

As of December 31, 2024, the Company has commitments to enter into forward reverse repo of $33.7 million. There is no fair value attributed to these commitments.

12. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $12.3 billion in connection with its securities financing activities as of December 31, 2024, which it can sell or re-pledge. All of these securities have been re-pledged to counterparties as of December 31, 2024.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral within the statement of financial condition. As of December 31, 2024, $4.7 billion was reported as securities received as collateral and as obligation to return securities received as collateral within the statement of financial condition. All of these securities have been re-pledged to counterparties as of December 31, 2024.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities within the statement of financial condition.

13. Financial Instruments with Off-Balance Sheet Risk

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company clears fixed income securities through a clearing arrangement with The Bank of New York Mellon and clears non-fixed income securities through the National Securities Clearing Corporation and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, as a member of the OCC, collects margin collateral from an affiliate to meet the OCC margin collateral requirement related to the affiliate's option activities. Although this activity may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur, the following actions are taken to mitigate this risk. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

14. Subsequent Events

The Company has evaluated events subsequent to December 31, 2024, through the date on which these financial statements were issued. The Company did not have any subsequent events that required adjustment or disclosure in the financial statements.

****

Natixis Securities Americas LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2024
(In Thousands of U.S. Dollars)

Member's equity		$ 1,236,264
Add:		
Subordinated liabilities approved for net capital		150,000
Total capital and approved subordinations		1,386,264
Deductions/charges:		
Non-allowable assets	$ 222,728	
Other deductions/charges:		
Stock borrow / Stock loan deficits	46,440	
Reverse Repurchase/Repurchase deficits	20,114	
Operational deductions	1	
Other	53	
Total deductions/charges		289,336
Net Capital before haircuts		**1,096,928**
Haircuts on contractual securtites commitments	-	
Haircuts on trading securities:		
Corporate securities	-	
Other	473	
Total haircuts		473
Net Capital		**1,096,455**
Minimum Net Capital Requirement:		
Greater of 2% of Combined Aggregate Debit Items as shown in Formula for Reserve Requirements pursuant to rule 15c3-3 or $1,500		1,500
Excess Net Capital		**$ 1,094,955**

Note: There are no material differences between this computation of Net Capital and computation prepared by the Company included in its December 31, 2024, amended unaudited Part II FOCUS Report, filed on February 27, 2025.

Natixis Securities Americas LLC — Supplemental Schedule j

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2024
(In Thousands of U.S. Dollars)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	-
Money borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of stock dividends, stock splits over 30 days		-
Market value of short securities and credits in suspense over 30 days		691
Other		-
Total credit items		691
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		2,000
Failed to deliver of customers' securities not older than 30 calendar days		-
Aggregate debit items		2,000
Less: 3% of aggregate debit items		60
Total Rule 15c3-3 debits		1,940
Excess of total Rule 15c3-3 debits over credits	$	1,249
Amount held on deposit in "Reserve Bank Account" at December 31, 2024	$	14,573
Amount of deposit (or withdrawal) on January 3, 2025		-
New amount in "Reserve Bank Account" after adding deposit or subtracting withdrawal	$	14,573

Note: There were no material differences between this computation for Determination of Reserve Requirements and the corresponding information prepared by the Company included in its December 31, 2024, amended unaudited Part II FOCUS Report, filed on February 27, 2025.

Natixis Securities Americas LLC — Supplemental Schedule I

Computation for Determination of PAB Requirements Pursuant to Rule 15c3-3

December 31, 2024

The Company is subject to Computation for Determination of PAB Requirements with respect to SEC Rule 15c3-3. However, it is the Company's policy not to hold proprietary securities and cash accounts of other broker-dealers.

Item	Amount	Code	Total	Code
CREDIT BALANCES				
1. Free credit balances and other credit balances in PAB security accounts (see Note A)	$	2110		
2. Monies borrowed collateralized by securities carried for the accounts of PAB (see Note B)	$	2120		
3. Monies payable against PAB securities loaned (see Note C)	$	2130		
4. PAB securities failed to receive (see Note D)	$	2140		
5. Credit balances in firm accounts which are attributable to principal sales to PAB	$	2150		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	$	2152		
7. ** Market value of short security count differences over 30 calendar days old	$	2154		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	$	2156		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	$	2158		
10. Other (List ______)	$	2160		
11. TOTAL PAB CREDITS (sum of Lines 1-10)			$	2170
DEBIT BALANCES				
12. Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (see Note E)	$	2180		
13. Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver	$	2190		
14. Failed to deliver of PAB securities not older than 30 calendar days	$	2200		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in PAB accounts (see Note F)	$	2210		
16. Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Exchange Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in PAB accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule (see Note G)	$	2215		
17. Other (List)	$	2220		
18. TOTAL PAB DEBITS (sum of Lines 12-17)			$	2230
RESERVE COMPUTATION				
19. Excess of total PAB debits over total PAB credits (line 18 less line 11)			$	2240
20. Excess of total PAB credits over total PAB debits (line 11 less line 18)			$	2250
21. Excess debits in customer reserve formula computation			$ 0	2260
22. PAB Reserve Requirement (line 20 less line 21)			$ 0	2270
23. Amount held on deposit in "Reserve Bank Account(s)", including $ ______ [2275] value of qualified securities, at end of reporting period			$	2280
24. Amount of deposit (or withdrawal) including $ ______ [2285] value of qualified securities			$	2290
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [2295] value of qualified securities			$	2300
26. Date of deposit (MMDDYY)				2310

FREQUENCY OF COMPUTATION

27. Daily ______ [2315] Weekly ______ [2320] Monthly ______ [2330]

* See Notes regarding the PAB Reserve Bank Account Computation (Notes 1-10).

** In the event the net capital requirement is computed under the alternative method, this reserve formula shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1.

References to notes in this section refer to the notes to 17 CFR 240.15c3-1a.

Name of Firm: NATIXIS SECURITIES AMERICAS LLC

As of: 12/31/24

Page 21

Note: There are no material differences between this Computation for Determination of PAB Requirements and the corresponding information prepared by the Company included in its December 31, 2024, amended unaudited Part II FOCUS Report, filed on February 27, 2025.

Natixis Securities Americas LLC — Supplemental Schedule m

Information Relating to the Possession or Control Requirements under Rule 15c3-3
December 31, 2024

The Company is subject to Possession and Control requirements with respect to SEC Rule 15c3-3. However, it is the Company's policy not to carry customer custody or cash accounts

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ________ [4586]

   A. Number of items .... ________ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D .... $ ________ [4588]

   A. Number of items .... ________ [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes ________ [4584] No ________ [4585]

Note: There are no material differences between this Information Relating to the Possession or Control Requirements and the corresponding information prepared by the Company included in its December 31, 2024, amended unaudited Part II FOCUS Report, filed on February 27, 2025.

pwc

Report of Independent Accountants

To the Management and the Board of Directors of Natixis Securities Americas LLC,

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of Natixis Securities Americas LLC (the "Company") for the year ended December 31, 2024. Management of Natixis Securities Americas LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment dated July 30, 2024 in the amount of $138,768 was compared to wire confirmation statement for wire detail 57436XW01BH1 obtained from the Company's FinOp with a payee for SIPC, noting no differences.

    b. Payment dated February 25, 2025 in the amount of $144,459 was compared to wire confirmation statement for wire detail 780273Q009CG obtained from the Company's FinOp with a payee for SIPC, noting no differences.

2. Compared the Total Revenue amount reported on the Statement of Operations of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 to the Total Revenue amount of $1,206,369,199 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2024 noting no differences.

3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 4e, Net gain from securities in investment accounts, of $719,743 to PCI Account 7032504000 Gains or losses on reval- Variable inc sec-FV-Trdg, 7033384000 Dividend income - Securities at FV (Trading) and 706101RA00 Net gains or losses on FX transactions(under activity code AS3YYA) provided by the Company's FinOp, noting no differences.

b. Compared deductions on line 5a, Total interest and dividend expense (FOCUS Report – Statement 6 of Income (Loss) - Code 4075 plus line 2d above but not in excess of total interest and dividend income, of $1,016,830,883 to the total of interest expense within the Annual Audited Report Form X-17A-5 Part III excluding external counterparty 'Natixis Funding Corp' provided by the Company's FinOp, noting no differences.

4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $188,814,730 and the General Assessment on page 2, line 8 of $283,228, noting no differences.

   b. Recalculated the mathematical accuracy of page 1, line 2h, total additions, of $0, noting on differences.

   c. Recalculated the mathematical accuracy of page 1, line 3, Add lines 1 and 2h, of $1,206,369,169, noting no differences.

   d. Compared the amounts on page 1, lines 5a and 5b, and observed whether the greater of the two amounts of $1,016,830,883 was included on page 1, line 5c, Enter the greater of line 5a or 5b, noting no differences.

   e. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $1,017,550,626, noting no differences.

   f. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $138,768, noting no differences.

   g. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $138,768 was included on page 2, line 12, Lesser of line 10 or 11d, noting no differences.

   h. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no differences. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of $144,459, noting no differences.

   i. Recalculated the mathematical accuracy of page 2, line 14, Interest for 0 days late at 20% per annum, of $0, noting no differences.

   j. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $144,459, noting no differences.

   k. Recalculated the mathematical accuracy of page 2, line 16, Overpayment/credit carried forward (if applicable), of $0, noting no differences.

   l. Recalculated the mathematical accuracy of PCI Account 7032504000 Gains or losses on reval- Variable inc sec-FV-Trdg, 7033384000 Dividend income - Securities at FV (Trading) and 706101RA00 Net gains or losses on FX transactions(under activity code AS3YYA) supporting the amount of page 1, line 4e, Net gain from securities in investment accounts, noting no differences.

m. Recalculated the mathematical accuracy of total interest expense within the Annual Audited Report Form X-17A-5 Part III excluding external counterparty 'Natixis Funding Corp' supporting the amount of page 1, line 5a, Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Management and the Board of Directors of Natixis Securities Americas LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
NATIXIS SECURITIES AMERICAS LLC	8-719

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,206,369,199.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.	$ 0.00	
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 1,206,369,199.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 719,743.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 1,016,830,883.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 1,016,830,883.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,017,550,626.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 188,818,573.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 283,227.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 138,768.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 138,768.00		
	d Add lines 11a through 11c		$ 138,768.00	
12	**LESSER** of line 10 or 11d.			$ 138,768.00
13	a Amount from line 8		$ 283,227.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 138,768.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 144,459.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 144,459.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-719	DEA: FINRA	2024	Dec

MEMBER NAME NATIXIS SECURITIES AMERICAS LLC
MAILING ADDRESS ATTN: OTTO LAMBRIANIDIS
1251 AVENUE OF THE AMERICAS 3RD FLR
NEW YORK, NY 10020

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NATIXIS SECURITIES AMERICAS LLC
(Name of SIPC Member)

OTTO LAMBRIANIDIS
(Authorized Signatory)

2/24/2025
(Date)

otto.lambrianidis@natixis.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

NATIXIS SECURITIES AMERICAS LLC
(A Wholly Owned Subsidiary of
Natixis North America LLC)
(SEC I.D. No. 8-00719)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5 (e)(3)
Under the Securities Exchange Act of 1934
as a public document.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Natixis Securities America LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Natixis Securities Americas LLC, (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2025

We have served as the Company's auditor since 2022.

Natixis Securities Americas LLC
Statement of Financial Condition
December 31, 2024
(In Thousands of U.S. dollars)

Assets		
Cash	$	62,668
Securities borrowed		12,334,947
Securities received as collateral		4,707,334
Securities purchased under agreements to resell (includes $4,576,961 at fair value)		6,338,185
Securities owned, at fair value		188,546
Due from affiliates		16,096
Due from clearing corporations, brokers, dealers, and others		167,517
Accrued interest receivable		64,859
Other assets		9,773
Total assets	$	23,889,925
Liabilities		
Securities loaned	$	9,490,862
Obligation to return securities received as collateral		4,707,334
Securities sold under agreements to repurchase (includes $6,524,283 at fair value)		6,524,283
Borrowing from affiliate		943,689
Due to affiliates		751,103
Due to clearing corporations, brokers, dealers, and others		41,132
Accrued interest payable		42,241
Deferred taxes, net		1,462
Liabilities subordinated to claims of general creditors		150,000
Other liabilities		1,555
Total liabilities	$	22,653,661
Commitments and contingent liabilities (see Note 11)		
Total member's equity		1,236,264
Total liabilities and member's equity	$	23,889,925

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a single member limited liability company organized in Delaware and a wholly owned subsidiary of Natixis North America LLC ("NNA"), its managing member. NNA is a wholly owned subsidiary of Natixis S.A. ("Natixis"), an entity organized in Paris, France. Natixis is a wholly owned subsidiary of Group Banque Populaire and Caisse d'Epargne ("BPCE").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of several types of activities, including principal and agency transactions in debt and equity securities and investment banking transactions through private placement and advisory activities. The Company also engages in securities financing transactions, which are collateralized by U.S. government, agency, equity, and corporate debt securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA").

The Company has identified its Management Committee as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

2. Summary of Significant Accounting Policies

Basis of financial information
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates generally include the fair value of securities owned, and securities sold, not yet purchased, the fair value of certain securities sold under agreements to repurchase and securities purchased under agreements to resell.

Cash
Cash represents deposits with financial institutions which may, at times, exceed Federal deposit insurance limits. As of December 31, 2024, the Company had no restricted cash.

Securities segregated for regulatory purposes
The Company maintains securities in segregated reserve accounts for the exclusive benefit of its customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2024, the Company had $14.6 million in segregated securities included in Securities purchased under agreements to resell within the statement of financial condition.

Securities financing transactions

Securities borrowed and securities loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess

collateral returned, as applicable, in order to maintain contractual margin protection. Securities borrowed and securities loaned are carried at contract value, plus accrued interest.

Securities received as collateral and obligation to return securities received as collateral

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with Accounting Standards Codification ("ASC") Topic 860, *Transfers and Servicing* issued by the Financial Accounting Standards Board ("FASB"). The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable, in order to maintain contractual margin protection.

Securities sold under agreements to repurchase and securities purchased under agreements to resell

Securities sold under agreements to repurchase and securities purchased under agreements to resell are recorded as collateralized financing transactions. The Company has elected the fair value option (see Note 6) for certain of the securities sold under agreements to repurchase and securities purchased under agreements to resell. The remaining balance is carried at contract value, plus accrued interest. The Company obtains possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by the counterparty returning securities or cash.

Securities owned, at fair value

Securities owned, at fair value consist primarily of collateralized loan obligations, and equity securities carried at fair value, and are recorded on a trade date basis.

Fair value is generally based on quoted market prices, dealer quotations or internally developed models. Gains and losses resulting from these transactions are recorded on the trade date using the First in First out ("FIFO") method. Additional information regarding securities owned, at fair value is provided within Note 6.

Fair value of financial instruments

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.

ASC Topic 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date". A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs

in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.
Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

- *Level 1.* Quoted market prices in active markets for identical assets or liabilities.

- *Level 2.* Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in the market.

- *Level 3.* Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Due from/to affiliates
Due from affiliates represents receivables from affiliated entities and includes margin deposits relating to secured financing and sales remuneration which compensates the Company for services rendered.

Due to affiliates represents deposits relating to dealer, clearing activities, margin deposits and covering secured financing transactions with affiliates.

Due from/to clearing corporations, brokers, dealers, and others
Due from clearing corporations, brokers, dealers and others represents receivables from clearing organizations and includes deposits with clearing organizations, and others of securities operations, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), receivables arising from unsettled regular way trades. As these receivables generally do not give rise to material credit risk due to their short-term maturity, no allowance for credit losses is held against them.

Due to clearing corporations, brokers, dealers and others represents amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), payables arising from unsettled trades, and payables from broker, dealers, and others of securities operations.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA. The Company computes its current and deferred taxes as if it were a separate taxpayer. However, the Company uses the statutory tax rates applicable to the consolidated tax return when computing its current and deferred taxes. Net operating losses ("NOLs") are realized by the Company when NOLs are utilized by the consolidated group. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized by members of the consolidated group regardless of whether such benefits could ultimately be realized on a standalone basis. In addition, the need for a valuation allowance is

determined at the NNA level rather than on a standalone basis. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information.

3. Recently Issued Accounting Standards

Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280). The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses.

The ASU includes a requirement to disclose significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures currently required annually by Topic 280 along with those introduced by the ASU to be reported on an interim basis.

The Company has adopted this ASU for the annual period ending December 31, 2024.

Income Taxes – Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740), which requires more information about income taxes, particularly related to the rate reconciliation and income taxes paid information. Public business entities would be required to disclose additional categories of information regarding the rate reconciliation. The guidance would also require all entities to disclose income taxes paid, net of refunds, disaggregated by federal and state jurisdictions. The ASU effective date for public business entities is for annual periods beginning after December 15, 2024. The Company is in the process of evaluating this ASU and does not expect there to be a material effect on related disclosures.

4. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

As of December 31, 2024 (in thousands of U.S dollars)

	Gross Amount of Recognized Assets/Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Assets/Liabilities Presented on the Statement of Financial Condition	Gross amounts not offset within the Statement of Financial Conditions (2): Financial instruments Collateral	Cash collateral received/pledged	Net Amounts
Offsetting of financial assets:						
Securities borrowed	$ 12,334,947	$ -	$ 12,334,947	$ (12,293,078)	$ -	$ 41,869
Securities received as collateral	4,707,334	-	4,707,334	(4,707,334)	-	-
Securities purchased under agreements to resell	6,338,185	-	6,338,185	(6,291,622)	(21,850)	24,713
Offsetting of financial liabilities:						
Securities loaned	$ 9,490,862	$ -	$ 9,490,862	$ (9,422,768)	$ -	$ 68,094
Obligation to return securities received as collateral	4,707,334	-	4,707,334	(4,707,334)	-	-
Securities sold under agreements to repurchase	6,524,283	-	6,524,283	(6,501,896)	(43,198)	-

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset within the Statement of Financial Condition have not been met.

5. Collateralized Secured Borrowings

The following table presents information about the contractual maturity of repurchase agreements and securities lending transactions that are accounted for as secured borrowings:

As of December 31, 2024 (in thousands of U.S dollars)

	Overnight and Continuous	Up to 30 Days	Greater Than 30 to 90 Days	Greater Than 90 Days	Total
Securities lending transactions:					
Equity securities	$ 6,630,573	$ 1,274	$ 2,371,958	$ 487,057	$ 9,490,862
Obligation to return securities received as collateral:					
U.S. Treasury securities	-	-	-	-	-
Equity securities	197,180	103,167	496,832	3,909,144	4,706,323
Exchange Traded Funds	-	-	-	1,011	1,011
Repurchase agreements transactions:					
U.S. Treasury and Agency securities	-	3,010,896	360,000	-	3,370,896
Corporate Debts	-	655,000	749,649	1,239,524	2,644,173
Other	-	-	-	509,214	509,214

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in the active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the observability of valuation inputs may result in a transfer between levels for certain financial assets or liabilities.

Measurement on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Fair Value Measurements on a Recurring Basis as of December 31, 2024 (in thousands of U.S. dollars)			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities received as collateral	$ -	$ 4,707,334	$ -	$ 4,707,334
Securities purchased under agreements to resell	-	4,576,961	-	4,576,961
Securities owned, at fair value:				
Equity securities	-	-	23,092	23,092
Collateralized loan obligations	-	165,454	-	165,454
Total Securities owned, at fair value	$ -	$ 165,454	$ 23,092	$ 188,546
Liabilities:				
Obligation to return securities received as collateral	$ -	$ 4,707,334	$ -	$ 4,707,334
Securities sold under agreements to repurchase	-	6,524,283	-	6,524,283

- The fair value for securities purchased under agreements to resell and securities sold under agreements to repurchase classified as Level 2 is determined using a discounted cash flow technique, estimated based on the term of contracts.
- The fair value of equity securities classified as Level 3, represents equity investments held by the Company that are not traded in the public market. Fair value is based on an assessment of each underlying investment, based on internal and/or third-party valuation models, which utilize discounted cash flow analyses and market-based information, including comparable companies' transactions, among other factors. The significant unobservable inputs which are primarily driving the Level 3 classification includes a P/E ratio of 20.9 and a liquidity discount of 57.6%.
- The fair value of collateralized loan obligations classified as Level 2, is determined by an internal valuation process which compares the carrying price to the price received from a third-party market price quotation or dealer quote.
- The fair value of securities received as collateral and obligation to return securities received as collateral classified as Level 2, is determined based on a price received from a third-party market price quotation.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2024:

as of December 31, 2024 (in thousands of U.S. dollars)	December 31, 2023	Net realized/ unrealized gains included in principal transactions	Purchase/ Sales	December 31, 2024
Assets:				
Securities owned, at fair value:				
Equity securities	25,994	(2,902)	-	23,092
Total	$ 25,994	$ (2,902)	$ -	$ 23,092

There were no transfers in/out of Level 3 during the year ended December 31, 2024.

Measurement Not on a Recurring Basis

The following table represents the carrying value and fair value of financial instruments that are not carried at fair value within the statement of financial condition. The carrying value of these predominately collateralized financial instruments approximates fair value due to their short-term nature and generally negligible credit risk. The table excludes the values of non-financial assets and liabilities. The company uses a standard discounted cash flow method to compute the fair value of the long-term subordinated note.

Fair Value Measurements Not on a Recurring Basis as of December 31, 2024 (in thousands of U.S. dollars)

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Securities borrowed	$ 12,334,947	$ -	$12,334,947	$ -	$ 12,334,947
Securities purchased under agreements to resell	1,761,224	-	1,761,224	-	1,761,224
Due from affiliates	16,096	-	16,096	-	16,096
Due from clearing corporations, brokers, dealers, and others	167,517	-	167,517	-	167,517
Liabilities:					
Securities loaned	$ 9,490,862	$ -	$ 9,490,862	$ -	$ 9,490,862
Borrowing from affiliates, net	943,689	-	943,689	-	943,689
Due to affiliates	751,103	-	751,103	-	751,103
Due to clearing corporations, brokers, dealers, and others	41,132	-	41,132	-	41,132
Liabilities subordinated to claims of general creditors	150,000	-	155,162	-	155,162

7. Due from/to clearing corporations, brokers, dealers, and others

As of December 31, 2024, amounts due from/to clearing corporations, brokers, dealers, and others consist of the following:

	(In thousands of U.S. dollars)	
	Receivable	Payable
Deposits with clearing corporations and others	$ 130,210	$ 17,643
Securities failed to deliver/receive	2,007	4,986
Unsettled trades	35,300	18,503
	$ 167,517	$ 41,132

8. Related Party Transactions

The Company entered into securities borrowed transactions with Natixis for $8.1 billion and securities loaned transactions with Natixis London Branch for $5.4 billion. During the year ended December 31, 2024. The Company entered into securities purchased under agreements to resell of $1.7 billion and $1.8 billion with Natixis and Natixis New York Branch ("NYB"), respectively. The Company entered into securities sold under agreements to repurchase of $1.8 billion and $2.4 billion with Natixis and the NYB, respectively.

Effective June 1, 2020, the Company entered into a revolving commitment of $350 million with Natixis that matured on January 31, 2025. The facility agreement allows a one-year extension of the Scheduled Maturity Date; any draws by the Company will qualify for regulatory capital. The Company shall pay a facility fee to Natixis on the non-utilized amount equal to 0.09% per annum and drawdowns will bear interest at rates to be agreed upon by NSA and Natixis at the time of any advance.

Effective March 5, 2020, the Company and Natixis entered into a loan agreement whereby Natixis provided an uncommitted, unsecured line of credit for $300 million, later amended to $2.5 billion, that matures on January 30, 2026. The Company shall bear interest at a rate specified on the related confirmation, calculated based on the principal amount of such loan outstanding at the end of each day. As of December 31, 2024, the Company had $944 million outstanding on the Natixis facility.

As of December 31, 2024, the Company had $10.1 million recorded in due from affiliates in relation to sales services with NYB.

As of December 31, 2024, the Company had an outstanding subordinated loan from NNA, of $150 million which matured December 31, 2024. The loan was renewed and approved by FINRA to a maturity of December 31, 2029, at an interest rate of 3-month SOFR plus 198 basis points.

Effective June 30, 2017, the Company entered into a revolving loan agreement of $500 million with Natixis Funding Corporation ("NFC") which automatically renews annually on July 1 and incurs an

unused commitment fee at an interest rate of 0.25%. During the year ended December 31, 2024. As of December 31, 2024, the Company had no balance outstanding with NFC.

On June 27, 2024, the Company received a $50 million capital contribution from its parent NNA.

The Company and Natixis entered into a guarantee agreement whereby all the Company's payment obligations arising from its equity financing, securities lending, and capital markets activities are fully guaranteed by Natixis at a fee of 20 basis points of risk weighted assets per annum.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2024:

(In Thousands of US dollars)

Assets		
Securities borrowed	$	8,143,489
Securities purchased under agreements to resell		3,546,236
Due from affiliates		16,096
Accrued interest receivable		28,334
Total assets	$	11,734,155
Liabilities		
Securities loaned	$	5,408,951
Securities sold under agreements to repurchase		4,179,972
Borrowing from affiliates		943,689
Due to affiliates		751,103
Accrued interest payable		18,653
Liabilities subordinated to claims of general creditors		150,000
Total liabilities	$	11,452,368

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2024, the Company had net capital of $1.1 billion, which exceeded the amount required by $1.1 billion.

As of December 31, 2024, the Company did not have a reserve requirement pursuant to Rule 15c3-3. The company had a reserve account balance of $14.6 million, as noted within Supplemental Schedule j.

The subordinated loan, as disclosed in Note 8, has been approved by FINRA and qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

10. Income Taxes

As of December 31, 2024, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets	
Accrued expenses	$ 3,484
Gross deferred tax assets	3,484
Deferred tax liabilities	
Securities owned	(4,946)
Deferred taxes, net	**$ (1,462)**

The Company has recorded a payable to NNA of $2.6 million related to current taxes which is included in due to affiliates in the accompanying Statement of Financial Condition.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NNA consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to recognize the temporary differences when these items become deductible for tax purposes.

The difference between the federal statutory income tax rate of 21% and the income taxes provided mainly relates to state and local income taxes and true-up of prior year taxes.

As of December 31, 2024, the Company had no accrued interest or penalties related to unrecognized tax benefits in the Statement of Financial Condition.

The Company's income tax returns are subject to examination by various governmental taxing authorities for all open years as prescribed by applicable statute. As of December 31, 2024, the tax returns for the years ended December 31, 2021 and after remain subject to potential examination by the Internal Revenue Service and New York State, and the tax returns for the years ended December 31, 2015 and after remain subject to potential examination by New York City, constituting the major taxing jurisdictions.

Prior to an internal reorganization of Natixis' combined U.S. operations effective June 29, 2018, the Company's results were included in the results of Natixis U.S. Holdings Inc. ("NUSHI"), an indirect wholly-owned subsidiary of Natixis. The Company is currently under examination as part of the NUSHI group tax returns for 2015 through 2018 by New York City.

The Company does not have any unrecognized tax benefits and does not expect the balance to change significantly during the twelve months subsequent to December 31, 2024.

11. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material impact on its financial statements as of December 31, 2024.

The Company is a member of various clearing organizations that trade and clear securities or options contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in these financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

As of December 31, 2024, the Company has commitments to enter into forward reverse repo of $33.7 million. There is no fair value attributed to these commitments.

12. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $12.3 billion in connection with its securities financing activities as of December 31, 2024, which it can sell or re-pledge. All of these securities have been re-pledged to counterparties as of December 31, 2024.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral within the statement of financial condition. As of December 31, 2024, $4.7 billion was reported as securities received as collateral and as obligation to return securities received as collateral within the statement of financial condition. All of these securities have been re-pledged to counterparties as of December 31, 2024.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities within the statement of financial condition.

13. Financial Instruments with Off-Balance Sheet Risk

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company clears fixed income securities through a clearing arrangement with The Bank of New York Mellon and clears non-fixed income securities through the National Securities Clearing Corporation and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, as a member of the OCC, collects margin collateral from an affiliate to meet the OCC margin collateral requirement related to the affiliate's option activities. Although this activity may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur, the following actions are taken to mitigate this risk. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

14. Subsequent Events

The Company has evaluated events subsequent to December 31, 2024, through the date on which these financial statements were issued. The Company did not have any subsequent events that required adjustment or disclosure in the financial statements.

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